Exhibit 3.8

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

PIONEER HOUSTON, INC.

Pursuant to the provisions of the Texas Business Corporation Act, the undersigned corporation hereby amends its Articles of Incorporation, and for that purpose, submits the following statement:

1.    The name of the corporation is Pioneer Houston, Inc.

2.    Article I of the Articles of Incorporation is hereby amended so as to read as follows: “The name of the corporation is EPL Pioneer Houston, Inc.”

3.    The date of adoption of the amendment is July 31, 2003.

4.    The amendment was approved by unanimous vote of the shareholders of the corporation:

a)	The number of shares outstanding is one thousand and the number of shares entitled to vote on the amendment is one thousand:

b)	One thousand shares voted for the amendment and zero shares voted against the amendment.

Date 7/31/2003

EPL Pioneer Houston, Inc.

By /s/ JOHN H PEPER, SECRETARY

Printed Name and Title: JOHN H PEPER, SECRETARY